Exhibit 99.1

Mercurity Fintech Holding Inc. and SBI Digital Markets Announce Strategic Partnership to Accelerate Tokenized Real-World Asset Adoption

New York, NY, June 05, 2025 (GLOBE NEWSWIRE) -- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced a strategic partnership with SBI Digital Markets (SBIDM), a subsidiary of SBI Digital Asset Holdings, the digital asset arm of Japan’s leading conglomerate SBI Group. The underlying objective of this partnership is to accelerate the adoption of tokenized real-world assets (RWAs) and facilitate its global distribution through regulatory-compliant investment solutions.

The partnership between MFH and SBIDM establishes a framework for collaboration that will utilize their respective strengths to connect institutional capital with tokenized assets while ensuring full regulatory compliance across key markets.

Under the memorandum of understanding, MFH’s subsidiary Chaince Securities, LLC will facilitate the distribution of SBIDM’s tokenized asset offerings, with a focus on ensuring compliance with the rules and regulations of the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). This collaboration will specifically target institutional investors, high-net-worth individuals, and accredited investors seeking sophisticated, compliant digital asset exposure. In parallel, SBIDM will provide tokenization technology and related infrastructure to MFH, supporting the Company’s expansion of digital asset capabilities.

“We’re incredibly excited about this partnership with SBIDM,” said Wilfred Daye, CSO of Mercurity Fintech Holding Inc. and CEO of Chaince Securities, LLC. “The tokenization of real-world assets is a transformative trend that’s changing how investors access markets. This collaboration lets us bring institutional-grade digital solutions to our clients while maneuvering through complex regulations that they deeply care about.”

Winston Quek, CEO of SBI Digital Markets added, “Working with MFH and Chaince Securities gives us a tremendous opportunity to expand our distribution network in the U.S. market with a partner who truly understands the local regulatory environment. What makes this partnership special is how complementary our strengths are – SBI Digital Markets’ tokenization technology paired with MFH’s distribution capabilities unlocks a new RWA network that neither of us could achieve alone.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

About SBI Digital Markets (www.sbidm.com)

SBI Digital Markets is a subsidiary of SBI Digital Asset Holdings, the digital asset arm of Japan’s leading conglomerate SBI Group. With the largest securities account customer base and second-largest trading market in Japan, SBI Group has a global network across 26 countries and regions including key markets in Asia and Europe. SBI Digital Markets offers clients a comprehensive digitalisation framework from origination, tokenisation and distribution to custodian services across traditional and Web 3 product suites.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com